Computershare
82-1351

02 JUL 15 AM 12:52

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

July 4, 2002

02042576

BY COURIER

United States Security & Exchange Commission
Office of International Corporate Finance
Stop 3-9
450-5th Street N.W.
Washington, D.C.
20549, U.S.A.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

RE: PROMATEK INDUSTRIES LTD.

Dear Sirs:

The following material has been sent by prepaid mail on June 28, 2002, to each shareholder of the Corporation:

ENCLOSURE(S)

1. Notice of a Special Meeting of Shareholders combined with Management Proxy Circular — (English or French)
2. Proxy — (English or French)
3. Proxy Return Envelope - Unfranked — (Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Laura Mastrogiuseppe

LM/ba

Encls.

c.c.: Mr. Harvey Kofsky, Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kuglerkandestin.com

Les Industries PROMATEK Industries Ltée/Ltd.

LES INDUSTRIES PROMATEK LTÉE

AVIS DE CONVOCATION À UNE ASSEMBLÉE EXTRAORDINAIRE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ qu'une assemblée extraordinaire des actionnaires de LES INDUSTRIES PROMATEK LTÉE (la « **Société** ») sera tenue à la salle Hong Kong de l'hôtel Ruby Foo's, au 7655, boul. Décarie, Montréal (Québec), le mardi 30 juillet 2002 à 14 h *aux fins suivantes* :

a) étudier et, s'il est jugé opportun de le faire, approuver une résolution extraordinaire visant à réduire de 3000 000 $ au total le compte capital déclaré tenu à l'égard des actions ordinaires de la Société;

b) traiter de toute autre question dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Une copie de la circulaire de sollicitation de procurations de la direction et du formulaire de procuration destinés à l'assemblée accompagnent le présent avis.

Par ordre du conseil d'administration,

(*signé) Arthur Levine, ing.*

Vice-président directeur et secrétaire-trésorier

Montréal (Québec), le 27 juin 2002

Si vous ne pouvez assister à l'assemblée, veuillez signer et dater la procuration ci-jointe et la retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Les Industries
PROMATEK
Industries Ltée/Ltd.

LES INDUSTRIES PROMATEK LTÉE

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS DE LA DIRECTION

1. Sollicitation de procurations

La présente circulaire de sollicitation de procurations est remise relativement à la sollicitation, par la direction de LES INDUSTRIES PROMATEK LTÉE (la « Société »), de procurations destinées à l'assemblée extraordinaire des actionnaires de la Société devant être tenue à l'heure, à l'endroit et aux fins mentionnés dans l'avis de convocation ci-joint et à toute reprise de celle-ci en cas d'ajournement. La sollicitation se fera surtout par la poste, mais aussi en personne ou par téléphone, courriel ou télécopieur, par les administrateurs, les dirigeants et les employés réguliers de la Société. Les frais de sollicitation seront payés par la Société.

2. Nomination et révocation des fondés de pouvoir

Les personnes nommées dans la procuration ci-jointe sont des administrateurs de la Société. **L'actionnaire qui souhaite nommer une autre personne (qui ne doit pas nécessairement être un actionnaire) pour le représenter à l'assemblée peut le faire en rayant les noms inscrits sur la procuration ci-jointe et en indiquant celui de la personne de son choix dans l'espace prévu à cet effet, ou en remplissant une autre procuration,** et, dans tous les cas, en remettant la ou les procurations remplies au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Outre les modes de révocation prévus par la loi, l'actionnaire ayant accordé une procuration peut la révoquer à l'aide d'un document écrit signé par lui ou par un mandataire dûment autorisé par écrit ou, si l'actionnaire est une société, par un dirigeant ou un mandataire dûment autorisé par écrit. Ce document doit être remis au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au plus tard le dernier jour ouvrable précédant la date de l'assemblée (ou de toute reprise de celle-ci en cas d'ajournement) où doit être utilisée la procuration, ou auprès du président de l'assemblée avant le début de celle-ci ou de toute reprise de celle-ci en cas d'ajournement.

3. Exercice des droits de vote au titre des procurations

À l'assemblée, les fondés de pouvoir nommés dans le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions de l'actionnaire conformément aux instructions qu'ils ont reçues de ce dernier. **En l'absence de telles instructions, les droits de vote afférents aux actions seront exercés EN FAVEUR de toutes les questions devant être soumises à l'assemblée de la Société pour examen, telles qu'elles figurent dans l'avis de convocation ci-joint.**

Le formulaire de procuration ci-joint confère aux personnes qui y sont nommées le droit de se prononcer à leur discrétion sur toute modification apportée aux questions figurant sur l'avis de convocation et toute autre question pouvant être dûment soumise à l'assemblée. En date de la présente circulaire de sollicitation de procurations, la direction n'a connaissance d'aucune modification ni question de ce genre. **Toutefois, si une telle modification ou une telle question était dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour qu'il y soit donné suite, les droits de vote afférents aux actions représentées par la procuration seront exercés au gré du porteur de la procuration.**

4. Droits de vote, actions avec droit de vote et principaux porteurs de ces actions

Au 17 juin 2002, 3636 400 actions ordinaires du capital-actions de la Société (les « **actions ordinaires** ») étaient en circulation.

Chaque porteur d'actions ordinaires dispose d'un droit de vote à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour chacune de ses actions immatriculées au nom du porteur au 26 juin 2002. La liste des actionnaires ayant droit de vote à l'assemblée sera disponible pour examen à l'assemblée, mais aussi à partir du 8 juillet 2002 durant les heures normales de bureau, aux locaux de l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8.

Au 17 juin 2002, à la connaissance des administrateurs et des dirigeants de la Société, les personnes suivantes étaient les seules qui détenaient en propriété effective, directement ou indirectement, des actions représentant plus de 10 % des droits de vote afférents aux actions en circulation de la Société ou qui exerçaient une emprise sur des actions représentant plus de 10 % de ces droits de vote.

Actionnaire	Nombre d'actions ordinaires détenues	Pourcentage d'actions ordinaires en circulation
Shula-Mit Holdings Inc.[1)]	946 760	26,04 %
146567 Canada Inc.[2)]	940 356	25,86 %

1) Shula-Mit Holdings Inc. est contrôlée par Sandra Kofsky, l'épouse de Harvey Kofsky, président, président du conseil d'administration et chef de la direction de la Société. Madame Kofsky détient aussi, directement, 44 653 actions ordinaires.

2) 146567 Canada Inc. est indirectement contrôlée par Arthur Levine, vice-président directeur et secrétaire-trésorier de la Société. M. Levine détient directement et indirectement 51 051 actions ordinaires.

Au 17 juin 2002, en tant que groupe, les administrateurs et les dirigeants de la Société détenaient en propriété effective, directement ou indirectement, un total de 1063 307 (soit 29,24 %) actions ordinaires.

La seule question devant être soumise aux actionnaires à l'assemblée doit, pour être approuvée, recevoir l'appui d'au moins les deux tiers des voix exprimées à l'assemblée sur cette question.

5. Intérêt d'initiés dans des transactions importantes

Au 26 juin 2002, la Société avait une créance clients de 150 000 $ de Copitrak International Inc., société contrôlée par Harvey Kofsky et Arthur Levine, deux administrateurs et dirigeants de la Société.

6. Rémunération des administrateurs

L'administrateur qui est aussi un dirigeant de la Société touche 350 $ pour chaque réunion du conseil à laquelle il participe, et l'administrateur qui n'est pas un dirigeant de la Société touche 500 $ pour chaque réunion du conseil à laquelle il participe.

Melvin J. Ravinsky est un associé du cabinet d'avocats Ravinsky Ryan, qui a reçu 51 272 $ pour services juridiques rendus au cours de l'exercice terminé le 30 juin 2002, y compris la négociation et l'établissement de nombreux contrats et diverses consultations relatives, entre autres, à des questions commerciales et fiscales.

7. Rémunération de la direction

Rémunération au comptant

La rémunération au comptant totale versée ou devant être versée à la Société aux deux hauts dirigeants qui ont rendu des services à la Société durant l'exercice terminé le 30 juin 2001 s'est élevée à 612 522 $.

Le tableau ci-dessous contient les renseignements relatifs à la rémunération pour l'exercice terminé le 30 juin 2001 et les deux exercices précédents, pour le président et chef de la direction de la Société et le haut dirigeant le mieux rémunéré de la Société (au sens des lois sur les valeurs mobilières applicables) (ensemble les « **hauts dirigeants nommés** »), exprimée en salaire de base et en primes incitatives.

TABLEAU DE LA RÉMUNÉRATION

Nom et poste principal	Rémunération annuelle				Rémunération à long terme Octrois	Autres rémunération ($)
	Exercice	Salaire ($)	Primes ($)	Autre rémunération annuelle ($)	Titres visés par des options ou des DPA octroyés (Nbre)	
HARVEY KOFSKY	2001	241 573	72 494	-	-	-
Président et chef de	2000	213 000	50 000	-	-	-
la direction	1999	188 055	75 000	-	-	-
ARTHUR LEVINE	2001	225 961	72 494	-	-	-
Vice-président	2000	213 000	50 000	-	-	-
directeur et	1999	181 117	75 000	-	-	-
secrétaire trésorier						

Régime d'options d'achat d'actions

La Société a établi un régime d'options d'achat d'actions (le « régime d'options ») pour certains de ses dirigeants et employés clés déterminés de temps à autre par son conseil d'administration, afin de les encourager à promouvoir de leur mieux ses activités. Aux termes de ce régime, les bénéficiaires se voient octroyer, par le biais d'options d'achat d'actions, le droit d'acquérir au comptant des actions ordinaires. Le prix de levée des options octroyées dans le cadre du régime d'options ne peut être inférieur au cours des actions ordinaires sur le marché à la fermeture des bureaux le jour précédant la date de l'octroi des options.

Le nombre total d'actions ordinaires pouvant être émises dans le cadre du régime d'options ne peut excéder 340 000, et, de ce nombre, 196 000 l'ont déjà été. Il y a actuellement 104 000 options en vigueur, réparties comme suit :

	Nombre d'options	**Prix de levée**	**Date d'expiration**
Options octroyées aux administrateurs et aux dirigeants	45 500	1,70 $	28 oct. 2007
Options octroyées aux employés	500	1,70 $	28 oct. 2007
	58 000	0,51 $	7 juillet 2007

Aucune option n'a été octroyée aux hauts dirigeants nommés dans le cadre du régime d'options au cours de l'exercice terminé le 30 juin 2001.

Le tableau ci-dessous contient des renseignements sur la levée d'options d'achat d'actions par les hauts dirigeants nommés durant l'exercice terminé le 30 juin 2001 et la valeur financière de fin d'année des options d'achat d'actions non levées détenues par ces dirigeants.

NOMBRE TOTAL D'OPTIONS OU DE DAP EXERCÉS DURANT LE DERNIER EXERCICE FINANCIER ET VALEUR FINANCIÈRE DE FIN D'ANNÉE DES OPTIONS ET DES DAP

Nom	**Nombre de titres acquis à l'exercice**	**Valeur totale réalisée ($)**	**Nombre d'options ou de DAP non exercés au 30 juin 2001 Exerçables/ Non exerçables**	**Valeur des options ou des DAP en jeu non exercés au 30 juin 2001 [1] ($) Exerçables/Non exerçables**
HARVEY KOFSKY	61 900	30 950	21 750/-	25 012,50/-
ARTHUR LEVINE	41 900	20 950	21 750/-	25 012,50/-

1) Selon le cours de clôture des actions ordinaires à la Bourse de Toronto le 30 juin 2001, qui était de 2,85 $.

8. Endettement des administrateurs, des dirigeants et des hauts dirigeants

En date des présentes, la dette totale envers la Société de tous ses administrateurs, dirigeants et employés anciens et actuels s'élève à 30 000 $.

Les administrateurs, dirigeants et hauts dirigeants de la Société suivants sont endettés envers celle-ci tel qu'il est indiqué dans le tableau ci-dessous :

Tableau de l'endettement des administrateurs, dirigeants et hauts dirigeants

Nom et poste principal	Engagement de l'émetteur ou de la filiale	Encours le plus élevé durant l'exercice terminé le 30 juin 2001 ($)	Encours au 19 juin 2002 ($)
ARTHUR LEVINE Vice-président directeur et secrétaire-trésorier	Prêteur	45 000	30 000

9. Assurance responsabilité des administrateurs et des dirigeants

La Société maintient une assurance responsabilité pour ses administrateurs et dirigeants dans le cadre de l'exécution de leurs taches. Le montant total de cette assurance est de 2 000 000 $, pour un coût annuel de 17 730 $, à l'exclusion des taxes. En vertu de cette police, la responsabilité maximale de la Société outre le paiement des primes est de 25 000 $ par réclamation.

10. Réduction du capital déclaré

À l'assemblée, les actionnaires seront appelés à adopter une résolution spéciale visant à réduire de 3000 000 $ au total le compte capital déclaré tenu par la Société à l'égard des actions ordinaires.

Le 17 juin 2002, la Société a annoncé que, dans le cadre de son plan de succession, une entente était intervenue entre Harvey Kofsky, chef de la direction, président et président du conseil d'administration de la Société, et Mark Levine, vice-président, Développement de produits, de la Société, à l'égard de l'achat, par Mark Levine, de Harvey Kofsky et de d'autres membres de la famille Kofsky, d'un total de 1050 000 actions ordinaires. Le prix d'achat convenu pour ces actions ordinaires était de 3 640 000 $, déduction faite de tous les dividendes touchés par les membres de la famille Kofsky sur les actions ordinaires qu'ils détenaient avant la clôture de la transaction d'achat et de vente.

Le 24 juin 2002, les membres du conseil d'administration, sauf Harvey Kofsky, Arthur Levine et Melvyn J. Ravinsky, qui ont tous trois informé le conseil de leur intérêt dans la transaction décrite ci-dessus et se sont par conséquent abstenus de voter sur toutes les questions s'y rapportant, se sont entendus en principe sur la déclaration par la Société d'un dividende sur les actions ordinaires de 1,32 $ l'action. Cependant, avant que le conseil d'administration ne puisse officiellement déclarer ce dividende, il est nécessaire, dans un premier temps, de réduire de 3 000 000 $ au total le compte capital déclaré tenu par la Société à l'égard des actions

ordinaires et d'affecter ce montant à un compte d'excédent tenu par la Société. Après cette réduction du capital déclaré, pourvu, notamment, que le conseil soit toujours d'avis que les restrictions relatives à la solvabilité imposées par la *Loi canadienne sur les sociétés par actions* (la « **LCSA** ») sont respectées, le conseil prévoit déclarer un dividende sur les actions ordinaires de 1,32 $ l'action. Ce dividende, s'il est déclaré, serait payable avant la clôture de la transaction d'achat et de vente conclue entre Mark Levine et les membres de la famille Kofsky.

Conformément aux dispositions de la LCSA, la réduction du compte capital déclaré tenu à l'égard des actions ordinaires nécessite l'approbation des actionnaires de la Société, approbation qui doit être obtenue au moyen de l'adoption d'une résolution spéciale par au moins les deux tiers des voix exprimées à l'assemblée sur cette question. Le texte de la résolution spéciale devant être adoptée pour donner effet à cette réduction de capital déclaré est reproduit à l'annexe A des présentes. Que cette résolution soit ou non adoptée par les actionnaires à l'assemblée, le conseil d'administration peut l'annuler à tout moment sans l'approbation des actionnaires. Le conseil d'administration n'exercera pas ce droit sauf si, à son avis, une telle annulation servirait les intérêts de la Société.

La réduction du compte capital déclaré tenu à l'égard des actions ordinaires sans qu'aucun paiement ne soit fait aux actionnaires n'entraînerait pas l'attribution de revenu aux actionnaires de la Société. De plus, les montants versés aux actionnaires sur les actions d'une société ouverte sous la forme d'un dividende ordinaire ou d'une réduction de capital déclaré sont généralement réputés avoir été réçus par les actionnaires sous la forme d'un dividende imposable, selon la *Loi de l'impôt sur le revenu* (Canada) et la *Loi sur les impôts* (Québec). Par conséquent, la réduction du compte capital déclaré tenu à l'égard des actions ordinaires ne devrait avoir aucun effet fiscal défavorable pour les actionnaires de la Société.

Sauf avis contraire, les droits de vote afférents aux actions représentées par la procuration seront exercés EN FAVEUR de l'approbation de la résolution spéciale visant la réduction du compte capital déclaré tenu à l'égard des actions ordinaires.

11. Généralités

À la connaissance de la direction, aucune question autre que celles mentionnées dans l'avis de convocation ne doit être soumise à l'assemblée. **Si une modification à une question mentionnée dans l'avis de convocation ou une autre question est soumise à l'assemblée, les personnes nommées dans la procuration ci-jointe voteront sur cette modification ou sur cette question selon leur jugement.**

12. Propositions des actionnaires

En vertu de la LCSA, les actionnaires qui souhaitent soumettre une proposition à la Société pour examen à sa prochaine assemblée annuelle doivent le faire au plus tard le 18 août 2002.

13. Approbation des administrateurs

Le conseil d'administration de la Société a approuvé le contenu de la présente circulaire de sollicitation de procurations de la direction et son envoi à tous les actionnaires en droit de recevoir l'avis de convocation, à chaque administrateur et aux vérificateurs de la Société.

(signé)Arthur Levine, ing.

Vice-président directeur et secrétaire-trésorier

Montréal (Québec), le 27 juin 2002

Annexe A

RÉSOLUTION SPÉCIALE DES ACTIONNAIRES DE LA SOCIÉTÉ AUTORISANT LA RÉDUCTION DU COMPTE CAPITAL DÉCLARÉ TENU À L'ÉGARD DES ACTIONS ORDINAIRES

IL EST RÉSOLU PAR RÉSOLUTION SPÉCIALE QUE :

1. Le compte capital déclaré tenu par la Société à l'égard des actions ordinaires de son capital-actions soit réduit de 3 000 000 $ et qu'un montant de 3 000 000 $ soit attribué à un compte d'excédent tenu par la Société.

2. Tout administrateur ou dirigeant de la Société soit par les présentes autorisé à agir au nom de la Société afin de prendre toutes les mesures et de signer tous les instruments nécessaires ou souhaitables pour donner effet à la présente résolution spéciale, et tout administrateur ou dirigeant de la Société est par les présentes autorisé à le faire.

3. Nonobstant le fait la présente résolution spéciale soit ou non dûment adoptée par les actionnaires de la Société, les administrateurs de cette dernière soient autorisés, sans l'autorisation des actionnaires, à révoquer cette résolution à tout moment et à décider de ne pas traiter les questions décrites au paragraphe 1 ci-dessus.

Les Industries
PROMATEK
Industries Ltée/Ltd.

PROMATEK INDUSTRIES LTD.

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a Special Meeting of Shareholders of PROMATEK INDUSTRIES LTD. (the "**Corporation**") will be held at the Ruby Foo's Hotel, Hong Kong Room, 7655 Decarie Boulevard, Montreal, Quebec, on Tuesday, July 30, 2002, at 2:00 P.M., for the following purposes:

(a) considering and, if deemed appropriate, approving a special resolution in order to reduce the stated capital account maintained in respect of the common shares of the Corporation by an aggregate of $3,000,000; and

(b) transacting such other business as may properly be brought before the meeting or any adjournment thereof.

A copy of the Management Proxy Circular and a Form of Proxy for the meeting accompanies this notice.

By order of the Board of Directors,

(signed) Arthur Levine, P.Eng

Executive Vice-President and Secretary-Treasurer

Montreal, Quebec, June 27, 2002

If you cannot attend the meeting in person, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Les Industries
PROMATEK
Industries Ltée/Ltd.

PROMATEK INDUSTRIES LTD.

MANAGEMENT PROXY CIRCULAR

1. Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management of PROMATEK INDUSTRIES LTD. (the "Corporation") of proxies to be used at the Special Meeting of Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the enclosed Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone, electronic mail or telecopier by directors, officers or regular employees of the Corporation. The cost of solicitation by management will be borne by the Corporation.

2. Appointment and Revocation of Proxies

The persons named in the accompanying Form of Proxy are directors of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person's name in the space provided or by completing another appropriate form of proxy** and, in either case, by delivering the completed proxy or proxies to the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

3. Voting of Proxies

The shares in respect of which the persons named in the enclosed Form of Proxy are appointed proxy will be voted or withheld from voting, on any ballot, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. **In the absence of such instructions, such shares will be voted FOR each of the matters to be presented at the meeting to the shareholders of the Corporation for consideration as set forth in the enclosed Notice of Meeting.**

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly be brought before the meeting. At the date of this Management Proxy Circular, management is not aware of any such amendment, variation or other matter to be presented for action at the meeting. **If such amendments, variations or other business are properly presented for action at the meeting, or any adjournment thereof, the shares represented in the Form of Proxy will be voted at the proxyholder's discretion.**

4. Voting Rights, Voting Shares and Principal Holders Thereof

As at June 17, 2002, 3,636,400 common shares in the share capital of the Corporation ("**Common Shares**") were outstanding.

Each holder of Common Shares is entitled to one vote at the meeting or any adjournment thereof for each Common Share registered in the holder's name on June 26, 2002. A list of shareholders entitled to vote at the meeting will be available for inspection on and after July 8, 2002 during usual business hours at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, and will also be available for inspection at the meeting.

As at June 17, 2002, to the knowledge of the directors and officers of the Corporation, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding shares of the Corporation:

Name of Shareholder	Number of Common Shares Held	Percentage of Outstanding Common Shares
Shula-Mit Holdings Inc.[1]	946,760	26.04%
146567 Canada Inc.[2]	940,356	25.86%

(1) Shula-Mit Holdings Inc. is controlled by Sandra Kofsky, the spouse of Harvey Kofsky, who is the President, Chairman of the Board and Chief Executive Officer of the Corporation. Mrs. Kofsky also directly owns 44,653 Common Shares.

(2) 146567 Canada Inc. is indirectly controlled by Arthur Levine, the Executive Vice-President and Secretary-Treasurer of the Corporation. Mr. Levine directly and indirectly owns 51,051 Common Shares.

As at June 17, 2002, as a group, the directors and officers of the Corporation beneficially owned, directly or indirectly, an aggregate of 1,063,307 (29.24%) Common Shares.

The sole matter to be presented to shareholders for approval at the meeting requires the affirmative vote of not less than two-thirds of the votes cast at the meeting on such matter.

5. Interest of Insiders in Material Transactions

As at June 26, 2002, the Corporation had a trade receivable in the amount of $150,000 owing to it from Copitrak International Inc., a company controlled by Harvey Kofsky and Arthur Levine, two directors and officers of the Corporation.

6. Directors' Compensation

Each director who is also an officer of the Corporation is entitled to receive a fee of $350 for each meeting of the Board of Directors attended, and each director who is not an officer of the Corporation is entitled to receive a fee of $500 for each meeting of the Board of Directors attended.

Melvin J. Ravinsky is a partner of the law firm Ravinsky Ryan which was paid $51,272 for legal services during the fiscal year ended June 30, 2002, including the negotiation and preparation of numerous contracts and various consultations concerning commercial, tax and other matters.

7. Executive Compensation

Cash Remuneration

The aggregate cash remuneration paid or to be paid by the Corporation to the two senior executives who rendered services to the Corporation during the financial year ended June 30, 2001 was $612,522.

The table below details compensation information for the financial year ended June 30, 2001 and the two previous financial years for the President and Chief Executive Officer of the Corporation and the other most highly compensated executive officer of the Corporation (as defined under applicable securities legislation) (collectively, the "**named executive officers**"), measured by base salary and incentive bonuses during such period.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	
HARVEY KOFSKY	2001	241,573	72,494	-	-	-
President and Chief	2000	213,000	50,000	-	-	-
Executive Officer	1999	188,055	75,000	-	-	-
ARTHUR LEVINE	2001	225,961	72,494	-	-	-
Executive Vice-	2000	213,000	50,000	-	-	-
President and	1999	181,117	75,000	-	-	-
Secretary-Treasurer						

Share Option Plan

The Corporation has in place a share option plan (the "**Option Plan**") for the benefit of certain executives and key employees as designated from time to time by the Board of Directors of the Corporation, so as to encourage them to promote the business and affairs of the Corporation to the best of their ability. Under the Option Plan, beneficiaries are granted, by means of share options, the right to purchase Common Shares for cash. The exercise price of the options granted pursuant to the Option Plan cannot be less than the market price of the Common Shares at the close of business on the day prior to the date of granting the options.

The Option Plan provides that the total number of Common Shares which may be issued thereunder may not exceed 340,000 Common Shares, of which 196,000 have already been issued. Currently, a total of 104,000 options are outstanding, as follows:

	Number of Options	Exercise Price	Expiry Date
Options granted to Directors and Officers:	45,500	$1.70	Oct. 28, 2007
Options granted to Employees:	500	$1.70	Oct. 28, 2007
	58,000	$0.51	July 7, 2007

No share options were granted to the named executive officers under the Option Plan during the financial year ended June 30, 2001.

The table below sets forth information regarding exercises of share options by the named executive officers during the financial year ended June 30, 2001 and the financial year-end value of unexercised share options held by them.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at June 30, 2001 (1) ($) Exercisable/ Unexercisable
HARVEY KOFSKY	61,900	30,950	21,750 / -	25,012.50 / -
ARTHUR LEVINE	41,900	20,950	21,750 / -	25.012.50 / -

(1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on June 30, 2001 of $2.85.

8. Indebtedness of Directors, Executive Officers and Senior Officers

The aggregate amount of indebtedness to the Corporation as of the date hereof of all present and former directors, officers and employees of the Corporation $30,000.

The following directors, executive officers and senior officers of the Corporation are indebted to the Corporation in the amounts indicated below.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During the Financial Year ended June 30, 2001 ($)	Amount Outstanding as at June 19, 2002 ($)
ARTHUR LEVINE Executive Vice-President and Secretary-Treasurer	Lender	45,000	30,000

9. Directors' and Officers' Liability Insurance

The Corporation maintains insurance for liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $2,000,000 at a cost of $17,730 per annum, excluding taxes. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is $25,000 for any particular claim.

10. Reduction of Stated Capital

At the meeting, shareholders will be asked to pass a special resolution in order to reduce the stated capital account maintained by the Corporation in respect of the Common Shares by an aggregate of $3,000,000.

On June 17, 2002, the Corporation announced that, as part of the succession plan of the Corporation, an agreement had been entered into between Harvey Kofsky, the Chief Executive Officer, President and Chairman of the Board of the Corporation, and Mark Levine, the Vice-President, Product Development of the Corporation, for the purchase by Mark Levine from Harvey Kofsky and other members of the Kofsky family of an aggregate of 1,050,000 Common Shares. The purchase price agreed upon for such Common Shares was $3,640,000, less the amount of any dividends received by members of the Kofsky family in respect of the Common Shares held by them prior to the closing of the transaction of purchase and sale.

On June 24, 2002, the Board of Directors, other than Harvey Kofsky, Arthur Levine and Melvyn J. Ravinsky, each of whom disclosed to the Board of Directors his interest in the transaction described above and accordingly abstained from voting on any matters in connection therewith, agreed in principal to the declaration by the Corporation of a dividend on the Common Shares in the amount of $1.32 per Common Share. However, prior to the Board of Directors being able to formally declare such dividend, it is necessary to first reduce the stated capital account maintained by the Corporation in respect of the Common Shares by an aggregate of $3,000,000 and to attribute such amount to a surplus account maintained by the Corporation. Following such reduction of stated capital, provided, among other matters, that the Board of Directors remains of the view that the solvency restrictions imposed by the *Canada Business Corporations Act* (the "**CBCA**") are satisfied, the Board of Directors intends to declare a dividend on the Common Shares of $1.32 per Common Share. Such dividend, if declared, would be payable prior to the closing of the transaction of purchase and sale between Mark Levine and members of the Kofsky family.

In accordance with the provisions of the CBCA, the reduction of the stated capital account maintained in respect of the Common Shares requires the approval of the shareholders of the Corporation by way of a special resolution passed by not less than two-thirds of the votes cast at the meeting on such matter. The text of the special resolution required to be passed in order to effect such reduction of stated capital is set forth in Schedule "A" to this Management Proxy Circular. Notwithstanding whether the special resolution is passed by the shareholders at the meeting, the Board of Directors may revoke it at any time without further approval of the shareholders. The Board of Directors will not exercise such right unless, in its opinion, such revocation would be in the best interests of the Corporation.

A reduction in the stated capital account maintained in respect of the Common Shares without any payment being made to the shareholders will not result in the attribution of any income to the shareholders of the Corporation. Furthermore, any amounts paid out to shareholders on the shares a public corporation either as an ordinary dividend or as a reduction of stated capital is generally deemed to have been received by the shareholder as a taxable dividend pursuant to the *Income Tax Act* (Canada) and the *Taxation Act* (Quebec). As a result, the reduction of the stated capital account maintained in respect of the Common Shares should not have any adverse tax effects for the shareholders of the Corporation.

Unless otherwise advised, the shares represented in the Form of Proxy will be voted FOR the approval of the special resolution reducing the stated capital account maintained in respect of the Common Shares.

11. General

Management knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting. **If any amendments or variations to matters identified in the Notice of Meeting or other matters are brought before the meeting, the persons named in the accompanying Form of Proxy will vote on such amendments, variations or other matters in accordance with their best judgement.**

12. Shareholder Proposals

Pursuant to the CBCA, shareholders wishing to submit to the Corporation a proposal for consideration at the Corporation's next annual meeting must do so by no later than August 18, 2002.

13. Directors' Approval

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Corporation.

(signed) Arthur Levine, P. Eng.

Executive Vice-President and Secretary-Treasurer

Montreal, Quebec, June 27, 2002

Schedule "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION AUTHORIZING THE REDUCTION OF THE STATED CAPITAL ACCOUNT MAINTAINED IN RESPECT OF THE COMMON SHARES

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The stated capital account maintained by the Corporation in respect of the common shares in the share capital of the Corporation be reduced by the amount of $3,000,000, and that the amount of $3,000,000 be attributed to a surplus account maintained by the Corporation.

2. Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to do all things and execute all instruments necessary or desirable to give effect to this special resolution.

3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution at any time and to determine not to proceed with the matters described in paragraph 1 above without further approval of the shareholders of the Corporation.

PROMATEK INDUSTRIES LTD.

PROXY

This Proxy is solicited by Management for the Special Meeting of Shareholders and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of **PROMATEK INDUSTRIES LTD.** (the "Corporation") hereby appoints David Rockman, or failing him, John Burrows, or (see instructions) ____________________ with full power of substitution, his true and lawful attorneys, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Corporation standing in the name of the undersigned, at the Special Meeting of Shareholders, to be held on Tuesday, the 30th day of July, 2002, at the Ruby Foo's Hotel, Hong Kong Room, 7655 Decarie Boulevard, Montreal, Quebec, and at any and all adjournments thereof, upon the following matters:

(a) **REDUCTION OF THE STATED CAPITAL ACCOUNT** maintained by the Corporation in respect of the common shares of the Corporation:

FOR _______ **AGAINST** _______

(b) in his discretion with respect to amendments or variations to the matter identified above or upon such other matters as may properly come before the meeting;

hereby revoking any proxy previously given.

DATED this ______ day of ________________, 2002.

____
signature of shareholder

INSTRUCTIONS:

1. This form of proxy must be signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder appointing a proxy is a corporation, the proxy must be executed by its officers or attorneys duly authorized.
2. **Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend, vote and act for and on behalf of such shareholder at the meeting. To exercise this right, a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.**
3. Shares represented by any properly executed proxy received by management will be voted or withheld from voting by the persons designated in accordance with the instructions of the shareholder appointing them. **If no choice is specified with respect to the matters identified above, the shares represented by proxies in this form which designate management's nominees will be voted FOR such matters. This form of proxy confers discretionary authority upon the person whom it appoints in respect of variations or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the meeting or any adjournment thereof.**
4. Completed proxies must be delivered to the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, at least 48 hours before the time for holding the meeting or any adjournment thereof.
5. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by management of the Corporation.
6. This proxy is to be read in conjunction with the Management Proxy Circular and Notice of Special Meeting dated June 27, 2002.

LES INDUSTRIES PROMATEK LTÉE

PROCURATION

La présente procuration est sollicitée par la direction en vue de l'assemblée extraordinaire des actionnaires et devrait être lue conjointement avec l'avis de convocation à l'assemblée et la circulaire de sollicitation de procurations de la direction.

Le soussigné, actionnaire de **LES INDUSTRIES PROMATEK LTÉE** (la « Société »), désigne par les présentes David Rockman ou, en son absence, John Burrows, ou (voir la rubrique « Instructions »).. son mandataire ou fondé de pouvoir, avec pleins pouvoirs de substitution, pour qu'il assiste en son nom à l'assemblée extraordinaire des actionnaires qui doit avoir lieu le mardi 30 juillet 2002 à la salle Hong Kong de l'hôtel Ruby Foo's, au 7655, boul. Décarie, Montréal (Québec) et à toute reprise de celle-ci en cas d'ajournement, et pour qu'il y exerce, à l'égard des questions suivantes, les droits de vote afférents à toutes les actions immatriculées au nom du soussigné, comme suit :

a) **LA RÉDUCTION DU COMPTE CAPITAL DÉCLARÉ** tenu par la Société à l'égard des actions ordinaires de la Société :

POUR ______ **CONTRE**_________

À sa discrétion en ce qui concerne les modifications de la question ci-dessus ou d'autres questions dûment soumises à l'assemblée.

La présente procuration révoque toute procuration antérieure.

Fait le ________ 2002

____

Signature de l'actionnaire

INSTRUCTIONS :

1. Le présent formulaire de procuration doit être signé par l'actionnaire ou par son mandataire dûment autorisé par écrit. Si l'actionnaire désignant un fondé de pouvoir est une société, le présent formulaire de procuration doit être signé par ses dirigeants ou mandataires dûment autorisés.
2. **Chaque actionnaire a le droit de nommer une personne (qui ne doit pas forcément être un actionnaire) autre que les personnes nommées dans la présente procuration afin qu'elle assiste à l'assemblée, y vote et y agisse en son nom. Pour exercer ce droit, il peut rayer le nom des personnes figurant dans la présente procuration et indiquer celui de son mandataire dans l'espace prévu à cette fin ou encore remplir une autre procuration.**
3. Les droits de vote afférents aux actions représentées par toute procuration dûment signée reçue par la direction seront exercés par les personnes nommées, ou feront l'objet d'une abstention de vote de leur part, selon les instructions de l'actionnaire qui les a nommées. **En l'absence de telles instructions, les droits de vote afférents aux actions représentées par la présente procuration seront exercés EN FAVEUR des questions ci-dessus. La présente procuration confère aux personnes qui y sont désignées un pouvoir discrétionnaire quant aux modifications apportées aux questions mentionnées dans l'avis de convocation et quant à toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.**
4. Les procurations remplies doivent parvenir au secrétaire ou à l'agent des transferts de la Société, Société de fiducie Computershare du Canada, 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8, au moins 48 heures avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.
5. Si aucune date ne figure dans l'espace réservé à cette fin de la présente procuration, celle-ci sera réputée porter la date où elle a été postée par la direction de la Société.
6. La présente procuration devrait être lue conjointement avec la circulaire de sollicitation de procurations de la direction et l'avis de convocation daté du 27 juin 2002.